UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number 001-37381

MEDIGUS LTD.
(Translation of registrant’s name into English)

Omer Industrial Park, No. 7A, P.O. Box 3030, Omer 8496500, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

EXPLANATORY NOTE

In connection with the announcements made by Medigus Ltd. (the “Company”) and furnished on Forms 6-K, on October 26, 2020, regarding its intention to voluntarily delist the Company’s ordinary shares from trading on the Tel Aviv Stock Exchange Ltd. (the “TASE”), and the TASE announcement that the Company’s ordinary shares par value NIS 1.00 per share (the “Ordinary Shares”) will be delisted from the TASE on Monday, January 25, 2021, the Bank of New York Mellon, the depository of our American Depositary Shares (the “ADSs”), has agreed to waive the fees for all shareholders who convert their ordinary shares on or before January 25, 2021.

The Company urges all holders of Ordinary Shares to convert their Ordinary Shares into ADSs through their banks and brokers at their earliest convenience. Every twenty (20) Ordinary Shares shall be converted to one (1) ADS. Holders of the Ordinary Shares are encouraged to contact their banks or brokers with any questions about the conversion process.

The last trading date on TASE will be on Thursday, January 21, 2021. During the interim period until January 21, 2021, the Ordinary Shares will continue to be traded on the TASE. Following the delisting from TASE, the ADSs, will continue to trade on the Nasdaq Capital Market.

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 (Registration Nos. 333-237774 and 333-238162) and Form S-8 (Registration Nos. 333-206803, 333-221019 and 333-229429).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIGUS LTD.

Date: November 18, 2020	By:	/s/ Tatiana Yosef
Tatiana Yosef
Chief Financial Officer

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